Exhibit 99.4

ScS Group Plc Achieves 10% Improvement in Advisor Productivity in First Four
Months with NICE CXone

CXone enhanced the use of digital channels and capabilities for ScS Group Plc

Hoboken, N.J., April 18, 2023 – NICE (Nasdaq: NICE) announced ScS Group Plc has found great success deploying NICE CXone to provide an omnichannel experience for its workforce and consumer base. By employing NICE CXone Workforce Management, CXone Quality Management, CXone Interaction Analytics, Outbound Dialer, and Omnichannel Routing, ScS Plc has seen tremendous improvement in overall operational efficiency and employee satisfaction.

ScS Group Plc is a leading furniture and flooring specialist in the UK, with 100 stores employing over 1,700 nationwide. Moving from their outdated on-premise solution to NICE’s cloud platform that is agile and able to handle the remote widespread workforce was essential. It enabled the digitalization of seven contact channels, including 250 back office workstreams, incorporating seamlessly with the CXone platform. Integrating the Outbound Dialer and the SMS channel with multiple internal systems provided immediate value for the company’s outbound sales team, skills-based routing, and call-back functionality at the queue level. CXone enabled a 50 percent reduction in abandoned calls, an 11 percent improvement in answer rates and the ability to set, monitor, and manage against defined service levels, and a 10 percent improvement in advisor productivity compared to the same period with their incumbent on-premise provider. Employee satisfaction scores have risen thanks to the NICE WFM implementation and use of the mobile app, providing an easy-to-use interface that allows for better scheduling control and flexibility.

The addition of NICE solutions and services enabled ScS to create several new roles specific to the platform aiding career progression and allowing for the continued leveraging of open API’s for enhanced integrations, such as NICE Personal Connection and outbound campaign management. NICE Quality Management allows ScS to drive the uplift in evaluation by removing the cherry-picking out of the process and they are now benefiting from NICE Interaction Analytics to build out insights that can be shared across the wider business to identify customer pain points and help with upselling opportunities.

Dan Bennet, Director of Customer Experience, ScS Group Plc, said, “In just four months, we have been able to drive some effective results with CXone: 50 percent reduction in abandoned calls, 11 percent improvement in answer rates, and 10 percent improvement in advisor productivity are just a few efficiency gains. As ScS continues to scale its operations, CXone will allow us to identify and remove any customer pain points that emerge to ensure the best experience possible.”

Darren Rushworth, President, NICE International, said, “We are pleased with the immediate success found at ScS Group Plc. NICE CXone’s flexibility and ease of use has enabled the company to grow in ways that would have been difficult if they continued to rely on their previous, on-premises solution. CXone enables ScS to effectively scale as they grow and respond quickly to evolving digital demand, providing exceptional customer experiences.”

About ScS Group Plc
We are ScS – the Sofa Carpet Specialists. We have over 125 years of furniture and retailing experience and have established ourselves as one of the leading furniture and flooring retailers in the UK. Our specialist colleagues are highly trained, ensuring we offer our customers the best combination of customer service, value for money, quality and product choice.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.